UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1−SA

☐     SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☒     SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Monogram Orthopaedics Inc.

(Exact name of issuer as specified in its charter)

Delaware	81-2349540
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

53 Bridge Street, Unit 507,

Brooklyn, New York, 11251
(Full mailing address of principal executive offices)

(718) 576-3205
(Issuer’s telephone number, including area code)

Item 3. Financial Statements

MONOGRAM ORTHOPAEDICS INC.

FINANCIAL STATEMENTS

JUNE 30, 2019

MONOGRAM ORTHOPAEDICS INC.

Balance Sheets

	June 30, 2019 (Unaudited)	December 31, 2018
Assets
Current assets:
Cash and cash equivalents	$199,946	$922,108
Prepaid expenses	94	-
Total current assets	200,040	922,108

Equipment, net of accumulated depreciation	251,165	262,146
Total assets	$451,205	$1,184,254

Liabilities and Stockholders’ Deficit

Current liabilities:
Accounts payable
Trade	$81,840	$257,480
Related party	24,488	80,005
Accrued interest payable	136,968	78,568
Accrued interest payable – related parties	10,167	7,227
Current portion of long-term debt	2,005,000	1,825,000
Current portion of long-term debt – related parties	195,000	104,000
Total current liabilities	2,453,463	2,352,280

Long-term debt	-	180,000
Long-term debt – related parties	-	43,000
Total liabilities	2,453,463	2,575,280

Commitments and Contingencies	-	-

Stockholders’ deficit:
Preferred stock, $001 par value; 7,250,000 shares authorized, 0 shares outstanding	-	-
Common stock, $.001 par value; 13,025,000 shares authorized, 4,314,906 and 89,382 shares issued and outstanding at June 30, 2019 and December 31, 2018, respectively	4,315	89
Capital in excess of par value	2,240	2,146
Accumulated deficit	(2,008,813)	(1,393,261)
Total stockholders’ deficit	(2,002,258)	(1,391,026)
Total liabilities and stockholders’ deficit	$451,205	$1,184,254

Accompanying notes are an integral part of these financial statements

MONOGRAM ORTHOPAEDICS INC.

 Statements of Operations

 (Unaudited)

	Six Months Ended June 30,
	2019	2018
Revenues	$-	$-

Cost and expenses:
Wages and payroll related expenses	99,537	193,068
General and administrative	132,837	76,211
Marketing and advertising	16,635	-
Legal and professional services	92,707	2,740
Research and development	203,552	10,403

Total costs and expenses	545,268	282,422

Loss from operations	(545,268)	(282,422)
Other income (expense)
Interest expense	(61,340)	(28,397)
Depreciation	(13,242)	(15,223)
Interest income	4,298	25
Total other income (expense)	(70,284)	(43,595)
Net loss before taxes	(615,552)	(326,017)
Income tax	-	-
Net loss	$(615,552)	$(326,017)

Basic and diluted loss per share	$(0.41)	$(2.79)
Weighted average number of basic and diluted shares outstanding	1,491,833	116,869

Accompanying notes are an integral part of these financial statements

MONOGRAM ORTHOPAEDICS INC.

Statements of Stockholders' Deficit

For the Six Months Ended June 30, 2019 and

The Years Ended December 31, 2018 and 2017

(Unaudited)

			Capital in
			Excess of	Accumulated	Total
	Shares	Amount	Par Value	Deficit	Deficit
Balance, December 31, 2016	—	$—	$—	$(21,998)	$(21,998)
Net loss, December 31, 2017	—	—		(658,995)	(658,995)
Sale of common stock	112,096	112	2,691	—	2,803
Stock issued for services	15,286	15	367	—	382
Balance, December 31, 2017	127,382	127	3,058	(680,993)	(677,808)
Net loss, December 31, 2018	—	—	—	(712,268)	(712,268)
Stock repurchase	(38,000)	(38)	(912)	—	(950)
Balance, December 31, 2018	89,382	89	2,146	(1,393,261)	(1,391,026)
Net loss, June 30, 2019	—	—		(615,552)	(615,552)
Stock option grants			94		94
Stock issued to insiders	4,225,524	4,226	—	—	4,226
Balance, June 30, 2019	4,314,906	$4,315	$2,240	$(2,008,813)	$(2,002,258)

Accompanying notes are an integral part of these financial statements

MONOGRAM ORTHOPAEDICS INC.

Statements of Cash Flows

(Unaudited)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2019	2018
Operating activities
Net loss	$(615,552)	$(326,017)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	3,737	—
Depreciation	13,242	15,223
Changes in non-cash working capital balances:
Prepaid expenses	(94)	—
Accounts payable	(175,640)	7,571
Accrued payable – related parties	(7,517)	—
Accrued interest payable	61,340	28,397
Cash used in operating activities	(720,484)	(274,826)

Investing activities
Purchase of equipment	(2,261)	(4,008)
Cash used in investing activities	(2,261)	(4,008)

Financing activities
Proceeds from note payable – related parties	—	43,000
Proceeds from sale of common stock	583	—
Cash provided by financing activities	583	43,000

Increase (decrease) in cash and cash equivalents during the period	(722,162)	(235,834)
Cash and cash equivalents, beginning of the period	922,108	235,888
Cash and cash equivalents, end of the period	$199,946	$54

Cash paid for:
Interest	$—	$—
Income taxes	$—	$—
Non-cash financing activities
Related party payable converted to debt	$48,000	$—
Repurchase of common stock by related party	$—	$950

Accompanying notes are an integral part of these financial statements

MONOGRAM ORTHOPAEDICS INC.

NOTES TO FINANCIAL STATEMENTS

(UNAUDITED)

1.	Description of Business and Summary of Accounting Principles

Description of the Organization

Monogram Orthopaedics Inc. (“Monogram,” “we,” “our,” or the “Company”), incorporated in the state of Delaware on April 21, 2016, is developing a product solution architecture for enabling mass personalization of orthopedic implants by linking 3D printing and robotics via automated digital image analysis algorithms.

The company has a working navigated robot prototype that can optically track a simulated surgical target and execute optimized auto-generated cut paths for high precision insertion of patient specific implants in synthetic bone specimens. These implants and cut-paths are generated with proprietary Monogram software algorithms.

The financial statements are presented in United States dollars and have been prepared in accordance with generally accepted accounting principles in the United States of America.  The Company’s fiscal year end is December 31. The Company operates from its headquarters in Brooklyn, New York.

Income Taxes

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income and the reversal of deferred tax liabilities during the period in which related temporary differences become deductible. A valuation allowance has been established to eliminate the Company’s deferred tax assets as it is more likely than not that none of the deferred tax assets will be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement with the tax authorities. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in income tax expense. The Company has determined that it had no significant uncertain tax positions requiring recognition or disclosure.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

Revenue Recognition

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The Company adopted the new standard as of January 1, 2018, utilizing a full retrospective transition method. Adoption of the new standard resulted in no changes for revenue recognition related as the Company has not yet generated revenue.

Earnings (Loss) Per Share

Earnings (loss) per share is computed by dividing net income or loss by the weighted-average number of shares outstanding. To the extent that stock options and convertible debt are anti-dilutive, they are excluded from the calculation of diluted earnings (loss) per share. See Note 9 for details of potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents. The Company did not have any cash equivalents at June 30, 2019 and December 31, 2018.

Equipment

Equipment expenditures are recorded at cost. Costs which extend the useful lives or increase the productivity of the assets are capitalized, while normal repairs and maintenance that do not extend the useful life or increase the productivity of the asset are expensed as incurred. Equipment, including the Company’s robot, are depreciated on the straight-line method over the estimated useful lives of the assets. Equipment will be depreciated over a five-year useful life. Any construction in progress is stated at cost and depreciation will commence once the project is constructed and placed in service.

Asset Impairment

Long-lived assets, such as property, plant, and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. The Company recorded no asset impairment in the six-month periods ended June 30, 2019 and 2018.

General and Administrative Expenses

General and administrative expenses include travel and office expenses of administrative employees and contractors; software license fees; and other overhead expenses.

Research and Development Costs

Research and development (“R&D”) costs are expensed as incurred and amounted to $203,552 and $10,403 for the six-month periods ended June 30, 2019 and 2018, respectively. The company currently has several R&D initiatives underway including mechanical testing of a patient specific hip, micromotion studies of a patient specific press-fit knee implant, and performance testing of a robot mounted navigation system. For all R&D initiatives, the Company has not completed all planning, designing, coding, and testing activities that are necessary to establish that the product can be produced to meet the product’s design specifications.

Advertising Costs

Advertising and marketing costs are expensed as incurred and amounted to $16,635 and $0 for the six-months ended June 30, 2019 and 2018, respectively.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimate relates to the accruals for income tax valuation allowance. On a continual basis, management reviews its estimates, utilizing currently available information, changes in facts and circumstances, historical experience and reasonable assumptions. After such reviews, and if deemed appropriate, those estimates are adjusted accordingly. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In January 2017, the FASB issued ASU No. 2017-01, clarifying the Definition of a Business, which narrows the definition of a business. This ASU provides a screen to determine whether a group of assets constitutes a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This screen reduces the number of transactions that need to be further evaluated as acquisitions. If the screen is not met, this ASU (1) requires that to be considered a business, a set must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create an output and (2) removes the evaluation of whether a market participant could replace missing elements. Although outputs are not required for a set to be a business, outputs generally are a key element of a business; therefore, the FASB has developed more stringent criteria for sets without outputs. The ASU is effective for annual periods beginning after December 15, 2018. Management determined that the adoption of this guidance will not have a material impact on the financial statements.

In March 2017 the FASB issued ASU 2017-04 Intangibles—Goodwill and Other (Topic 350) Simplifying the Test for Goodwill Impairment. This amendment simplifies the measurement of goodwill by eliminating Step 2 from the goodwill impairment test. This update is effective for fiscal years beginning after December 15, 2021. The adoption of ASU No. 2017-04 is not expected to have a material impact on the Company’s financial statements.

In May 2017, the FASB issued ASU 2017-09 which clarifies the guidance on the modification accounting criteria for share-based payment awards. The new guidance requires registrants to apply modification accounting unless three specific criteria are met. The three criteria are 1) the fair value of the award is the same before and after the modification, 2) the vesting conditions are the same before and after the modification and 3) the classification as a debt or equity award is the same before and after the modification. This update is effective for fiscal years beginning after December 15, 2017 and are to be applied prospectively to new awards granted after adoption. Management determined that the adoption of this guidance does not have a material impact on the financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

2.	Going Concern Matters and Realization of Assets

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the ordinary course of business. However, the Company has sustained recurring losses from its continuing operations and as of June 30, 2019, had negative working capital of $2,253,423 and a stockholders’ deficit of $2,002,258. In addition, the Company is unable to meet its obligations as they become due and sustain its operations. The Company believes that its existing cash resources are not sufficient to fund its continuing operating losses, capital expenditures, lease and debt payments and working capital requirements.

The Company may not be able to raise sufficient additional debt, equity or other cash on acceptable terms, if at all. Failure to generate sufficient revenues, achieve certain other business plan objectives or raise additional funds could have a material adverse effect on the Company’s results of operations, cash flows and financial position, including its ability to continue as a going concern, and may require it to significantly reduce, reorganize, discontinue or shut down its operations.

In view of the matters described above, recoverability of a major portion of the recorded asset amounts shown in the accompanying balance sheet is dependent upon continued operations of the Company which, in turn, is dependent upon the Company’s ability to meet its financing requirements on a continuing basis, and to succeed in its future operations. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might be necessary should the Company be unable to continue in its existence. Management’s plans include:

1.	Seek to raise equity for working capital purposes and to force conversion of or pre-pay existing debt balances as they become due. With sufficient additional cash available to the Company, it can make the additional development expenditures necessary to develop a commercially viable product and generate revenues, and consequently cut monthly operating losses.

2.	Continue to develop its technology and intellectual property and look for industry partners to use or sell its product.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management’s plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

3.	Equipment

Equipment, net consists of the following as of June 30, 2019 and December 31, 2018.

	June 30, 2019	December 31, 2018
Computer equipment	$29,326	$27,065
Medical equipment	6,142	6,142
Robot	123,250	123,250
Work-in-process equipment	150,000	150,000
	308,718	306,457
Accumulated depreciation	(57,553)	(44,311)
Equipment, net	$251,165	$262,146

For the six-month periods ended June 30, 2019 and 2018, depreciation expense amounted to $13,242 and $15,223, respectively.

4.	Debt

The following table summarizes components debt as of June 30, 2019 and December 31, 2018:

	June 30, 2019	December 31, 2018
Convertible term notes	$1,925,000	$1,925,000
Secured convertible term notes	80,000	80,000
Convertible term notes – related parties	195,000	147,000
Total Debt	$2,200,000	$2,152,000

All of the notes are convertible and they mature at various times from December 31, 2019 through February 11, 2021, as noted in the table below:

Description	Principal	Maturity Date	Interest Rate	Valuation Cap
Secured term note	$450,000	4/30/2020	6%	$6,000,000
Secured term note	350,000	4/30/2020	6%	$6,000,000
Related party note	28,000	5/31/2020	4%	$6,000,000
Related party note	28,000	5/31/2020	4%	$6,000,000
Related party note	20,000	12/31/2019	4%	$6,000,000
Related party note	28,000	12/31/2019	4%	$6,000,000
Related party note	28,000	1/19/2020	4%	$6,000,000
Secured term note	50,000	5/31/2020	4%	$6,000,000
Secured term note	50,000	5/31/2020	4%	$6,000,000
Related party note	15,000	5/31/2020	4%	$6,000,000
Secured term note	40,000	7/12/2020	6%	$6,000,000
Secured term note	40,000	7/13/2020	6%	$6,000,000
Unsecured term note	25,000	9/18/2020	6%	$10,000,000
Unsecured term note	50,000	11/9/2020	4%	$8,000,000
ZB Capital Partners	700,000	4/30/2020	6%	$6,000,000
ZB Capital Partners	225,000	4/30/2020	6%	$8,000,000
Unsecured term note	25,000	12/24/2020	4%	$10,000,000
Related party note	48,000	2/11/2021	4%	$6,000,000
Total	$2,200,000

The notes payable are convertible into equity upon the closing of a Financing (as hereinafter defined). The term "Equity Securities" means the class of the Company's preferred stock issued in the Financing. The Equity Securities issued upon conversion of the notes shall be of the same class of Equity Securities purchased by investors in the Financing but shall be designated as a separate series of Equity Securities that shall have the same rights and preferences of the Equity Securities purchased by new purchasers in the Financing, except that the "Original Issue Price" of the series Equity Securities issued to holders of notes, as set forth in the Company's then-current Certificate of Incorporation for the purposes of calculating liquidation preferences, conversion ratios, anti-dilution adjustments, dividends and the like, will be the Conversion Price (as hereinafter defined). Additionally, the note holders shall receive pro rata participation rights with respect to all future equity issuances, subject to customary exceptions, such that each note holder shall have the right to participate in future equity issuances in an amount that permits it to maintain its fully-diluted ownership in the Company after each equity issuance. At that time, all of the principal amount outstanding under the notes and any accrued and unpaid interest thereon shall be converted automatically at the Conversion Price without further action of the note holders into shares of equity securities issued at such Financing. The term "Conversion Price" means an amount equal to the lesser of (i) eighty percent (80%) of the per share price paid in the Financing or (ii) the price equal to the quotient of the amount in the “Valuation Cap” column in the table above, divided by the aggregate number of fully diluted outstanding shares of the Company's common stock, as defined, immediately prior to the initial closing of the Financing. The term "Financing" means any equity financing for the account of the Company involving the issuance and sale of shares of Equity Securities which occurs on or before the notes mature and at which time the aggregate gross proceeds received by the Company (excluding any amounts from the conversion of any of the notes and any other convertible notes previously issued by the Company) equals or exceeds $5,000,000.

Until the payment or conversion of the entire principal amount of the notes and the payment or conversion of the entire accrued interest thereon, the Company shall not take any of the following actions without the prior written consent of the note holders (which may be granted or withheld in the note holders' discretion):

(a)                   consummate any sale of the Company or consent to the consummation of any sale of the Company;

(b)                   increase or decrease the total number of authorized shares of common stock of the Company, except in connection with any capital raising securities issuance (including, without limitation, any Financing);

(c)                   pay compensation to any employee of the Company in excess of $180,000 per year;

(d)                   declare or pay any dividends or make any other distributions to the holders of common stock of the Company;

(e)                   change the authorized number of directors of the Company to more than five or less than three;

(f)                    incur any future indebtedness in excess of $20,000 in the aggregate other than deferred expenses that the Company and payee thereof agree can be converted into convertible debt, however any additional indebtedness of any kind shall be expressly made subordinate to this Note; or

(g)                   change the principal business of the Company or enter into a new line of business.

The secured convertible term notes grant a security interest in and to all of the Company’s right, title and interest the Company’s assets, tangible and intangible, wherever located, whether now existing or acquired in the future, including, but not limited to (i) all fixtures and personal property of every kind; and (ii) all proceeds and products derived from the Company’s assets; and all books and records.

5.	Fair Value Measurements

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of financial instruments on a recurring basis.

Fair Value Hierarchy

The Fair Value Measurements Topic of FASB’s ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company’s policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy. Fair value measurements for assets and liabilities where there exists limited or no observable market data and, therefore, are based primarily upon management’s own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value where it is practicable to do so for financial instruments not recorded at fair value are as follows:

Cash and cash equivalents, accounts receivable, and accounts payable

The Company considers all highly liquid investments with maturities of three months or less to be cash equivalents. In general, carrying amounts approximate fair value because of the short maturity of these instruments.

Long-lived Assets

Long-lived assets are measured at fair value on a non-recurring basis and are classified in Level 3 of the fair value hierarchy. The fair value is estimated utilizing unobservable inputs, including appraisals on real estate as well as evaluations of the marketability and potential relocation of other assets in similar condition and similar market areas.

Debt

At June 30, 2019 and December 31, 2018, the Company’s convertible debt was carried at its face value plus accrued interest. Based on the financial condition of the Company, it is impracticable for the Company to estimate the fair value of its short and long-term debt.

The Company has no instruments with significant off-balance sheet risk.

6.	Income Taxes

At June 30, 2019 and December 31, 2018, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $1,400,000 expiring in the years of 2019 through 2034. Utilization of the net operating losses may be subject to annual limitations provided by Section 382 of the Internal Revenue Code and similar State provisions.

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the “Act”) was signed into law. The Act makes broad and significantly complex changes to the U.S. corporate income tax system by, among other things; reducing the U.S. federal corporate income tax rate from 35% to 21%, and potentially impacting our net operating loss carryforwards. As a result of the Act, the Company remeasured certain deferred tax assets based on the rates at which they are expected to reverse in the future, which is generally 21%.

Due to the loss for the six-month periods ended June 30, 2019 and 2018, the Company has recorded no income tax expense.

7.	Commitments and Contingencies

Litigation

The Company accrues for loss contingencies associated with outstanding litigation, claims and assessments for which management has determined it is probable that a loss contingency exists and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of June 30, 2019, the Company has not accrued or incurred any amounts for litigation matters.

Leases

The Company leased its headquarters under a non-cancelable lease that expired on August 31, 2019, and thereafter continues on a month-to-month basis. For the six-month periods ended June 30, 2019 and 2018, rent expense amounted to $12,878 and $23,845, respectively. Future minimum monthly lease payments, beginning on September 1, 2019 amount to $2,250. The Company is also subject to various other monthly costs in addition to the minimum lease payments, such as a 0.72% share of any property tax increase over the base tax year, as defined in the lease agreement.

8.	Stockholders’ Deficit

The Company is authorized to issue 13,025,000 shares of its common stock, par value $0.001 per share, and 7,250,000 shares of preferred stock, par value $0.001 per share.

The Company issued 112,096 shares at par value to the founding shareholders in the year ended December 31, 2017. In May 2018, the Company purchased all of the 38,000 shares issued to one of the founding shareholders for a payment of $970, which were immediately retired and recorded as unissued stock. The payment of $970 was made by the Company’s Chief Executive Officer and is included in the related parties payable account. As a result of this transaction, the common stock account decreased by $38 and capital in excess of par value decreased by $912.

On December 20, 2018 the Company issued a 7-year non-dilutive cashless warrant to purchase (i) shares of common stock equal to five percent (5%), calculated on a post-exercise basis, of the fully diluted capitalization of the Company, as of the date or dates of exercise, plus (ii) shares of preferred stock of each class or series of preferred stock of the Company equal to five percent (5%), calculated on a post-exercise basis, of the total issued and outstanding number of preferred shares of the Company, as of the date or dates of exercise. Based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 7 years; (2) a volatility rate of 100% (3) a discount rate of 1.00% and (4) zero dividends, the warrant had a nominal value.

On February 7, 2019 the Company issued a five-year cashless warrant to purchase $1,000,000 of the Company’s common stock at an exercise price equal to the per-share price, reduced by any fee charged by a third party, of a future financing of $5,000,000 or greater. Based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 5 years; (2) a volatility rate of 100% (3) a discount rate of 1.00% and (4) zero dividends, the warrant had a nominal value.

During the six months ended June 30, 2019, the Company issued 4,225,524 shares of common stock and recorded stock-based compensation of $3,737. 1,957,080 of such shares were issued to the Chief Executive Officer, 1,811,971 were issued to the Chief Medical Officer, 587,279 to the Icahn School of Medicine at Mount Sinai, and the remaining shares to non-management personnel.

During the six months ended June 30, 2019, the Company granted stock options to purchase 445,800 shares of common stock at an average exercise price of $1.00. 340,000 shares can be purchased at an exercise price of $0.61 per share; 105,400 shares can be purchased at an exercise price of $2.25 per share; and 400 shares can be purchased at an exercise price of $4.00 per share. Based upon the Black-Scholes valuation model, with assumptions including: (1) a term of 10 years; (2) a volatility rate of 100% (3) a discount rate of 1.00% and (4) zero dividends, the options were valued at $94 and recorded as capital in excess of par value. The stock options vest and become exercisable over a four-year period so long as certain service requirements are met by the option holder.

In 2019, the board of directors authorized a reverse split of the common stock on a 1-for-25 basis, whereby the Company issued to each of its stockholders one share of common stock for every 25 shares of common stock held by such stockholder. The reverse split was effective on May 29, 2019. The financial statements as of and for the six-month periods ended June 30, 2019 and 2018 have been adjusted to give effect to the reverse split.

9.	Loss Per Common Share

Loss per common share data was computed for the six-month periods ended June 30, 2019 and 2018 as follows:

	June 30, 2019	June 30, 2018
Net loss	$(615,552)	$(326,017)

Weighted average common shares outstanding	1,491,833	116,869
Effect of dilutive securities	—	—
Weighted average dilutive common shares outstanding	1,491,833	116,869

Loss per common share – basic	$(0.41)	$(2.79)

Loss per common share – diluted	$(0.41)	$(2.79)

For the six-month periods ended June 30, 2019 and 2018, the Company excluded 445,800 and 0 shares of common stock, respectively, issuable upon the exercise of outstanding options to purchase common stock from the calculation of net loss per share because the effect would be anti-dilutive. For the six-month periods ended June 30, 2019 and 2018, the Company excluded 4,469 and 0 shares of common stock, respectively, issuable upon the exercise of outstanding warrants to purchase common stock from the calculation of net loss per share because the effect would be anti-dilutive. All of the Company’s debt is convertible into shares of common stock, however, the debt cannot be converted until certain contingencies are met. Consequently, any potentially issuable shares of common stock resulting from a debt conversion have not been considered.

10.	Related Party Transactions

The Company has transactions with stockholders or entities related to the stockholders for transactions related to initial start-up activities. Such transactions and balances as of June 30, 2019 and December 31, 2018 are as follows:

	June 30,	December 31,
	2019	2018
Accounts payable	$80,005	$80,005
Accrued interest payable	$10,167	$7,227
Current portion of long-term debt	$104,000	$104,000
Long-term debt	$91,000	$104,000

The Company owes a board member $71,000 in notes payable at June 30, 2019 and December 31, 2018. The same board member is also owed $4,549 and $3,129 in accrued interest payable, and $26,488 and $26,488 in accounts payable at June 30, 2019 and December 31, 2018, respectively.

The Company owes its Chief Executive Officer $7,488 and $53,488 in accounts payable and $48,000 and $0 in notes payable at June 30, 2019 and December 31, 2018, respectively.

The Company owes its former Chief Executive Officer $76,000 in notes payable at June 30, 2019 and December 31, 2018. The same person is also owed $5,618 and $4,098 in accrued interest payable at June 30, 2019 and December 31, 2018, respectively.

On February 11, 2019, the Company issued a $48,000 convertible promissory note to its Chief Executive Officer, in exchange for monies owed to him. The note is issued as part of a series of similar convertible promissory notes referred to above in Note 3, with a valuation cap of $6,000,000, annual interest rate of 4.0% and a maturity date of February 11, 2021.

11.	Subsequent Events

The Company filed a preliminary offering circular dated September 10, 2019 to raise up to $20,000,000 through the use of an offering statement that has been qualified by the Securities and Exchange Commission under Tier II of Regulation A. The Company is offering up to 5,000,000 shares of Series A preferred stock, at a price of $4.00 per share, which may convert into shares of common stock on a one-for-one basis. As of November 27, 2019, the Company has raised approximately $2,900,000.

In November 2019 the Chief Executive Officer made loans to the Company totaling $65,700. The loans are payable on demand and have an interest rate of 0%.

The Company evaluated subsequent events through November 27, 2019, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, State of New York, on, November 27, 2019.

MONOGRAM ORTHOPAEDICS, INC.

By	/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer
Monogram Orthopaedics, Inc.

The following persons in the capacities and on the dates indicated have signed this report.

/s/ Benjamin Sexson
Benjamin Sexson, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, Director
Date: November 27, 2019

/s/ Doug Unis
Doug Unis, Director
Date: November 27, 2019